EXHIBIT 12.1

STATEMENT OF CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of (a) interest expensed and capitalized; (b) amortized premiums, discounts and capitalized expenses related to indebtedness; (c) an estimate of the interest within rental expenses; and (d) preference security dividend requirements of consolidated subsidiaries.

	Year Ended					Quarter Ended
(in thousands)	Dec 31, 2004	Dec 30, 2005	Dec 29, 2006	Dec 28, 2007	Jan 2, 2009	April 3, 2009
Earnings:
Loss before Income Taxes And Minority Investment	$(10,246)	(9,958)	(13,507)	(15,156)	(21,672)	(1,226)
Income/(Loss) from Equity Investee	(191)	158	114	(280)	—	—
Earnings Before Fixed Charges	(10,437)	(9,800)	(13,393)	(15,436)	(21,672)	(1,226)
Fixed Charges
Int. Exp (Inc. Amort. Of Debt Costs)	215	170	261	486	901	233
Estimated Interest within Rental Expenses	400	400	400	462	825	206
Total Fixed Charges	615	570	661	948	1,726	439
Total Earnings	(9,822)	(9,230)	(12,732)	(14,488)	(19,946)	(787)
Fixed Charges	615	570	661	948	1,726	439
Ratio of Earnings to Fixed Charges(1)	—	—	—	—	—	—

(1)
For the fiscal years ended  December 31, 2004, December 30, 2005, December 29, 2006, December 28, 2007  and January 2, 2009, and the quarter ended April 3, 2009, our earnings were insufficient to cover fixed charges by $10.4 million, $9.8 million,  $13.4 million, $15.4 million, $21.7 million and $1.2 million, respectively.

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